                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from         to
                                                       --------   --------

                          Commission file number 1-8022

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           AMERICAN COMMERCIAL VESSEL
                             AND TERMINAL EMPLOYEES'
                                  SAVINGS PLAN




        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 782-1400









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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN


                          Index to Financial Statements


                                                                Page No.
                                                                --------
Audited Financial Statements


       Report of Independent Auditors                              3

       Statement of Net Assets Available for Benefits,
         With Fund Information - December 31, 1997                 4

       Statement of Net Assets Available for Benefits,
         With Fund Information - December 31, 1996                 5

       Statement of Changes in Net Assets Available for
         Benefits, With Fund Information - Year Ended
         December 31, 1997                                         6

       Statement of Changes in Net Assets Available for
         Benefits, With Fund Information - Year Ended
         December 31, 1996                                         7

       Notes to Financial Statements                               8-12


Supplemental Schedules


       Schedule of Assets Held for Investment Purposes -
         December 31, 1997                                        14

       Schedule of Reportable Transactions - Year Ended
         December 31, 1997                                        15


Signature                                                         16












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

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------

The Administrative Committee
American Commercial Vessel and Terminal Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits, with fund information, of the American Commercial Vessel and Terminal Employees' Savings Plan ("Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ ERNST & YOUNG LLP
                                                   ---------------------
                                                   Ernst & Young LLP
Jacksonville, Florida
June 16, 1998
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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                          DECEMBER 31, 1997
                                    -------------------------------------------------------------
                                                          FUND INFORMATION
                                    -------------------------------------------------------------
                                                                                  Non-
                                                                               Participant
                                                    Participant Directed        Directed
                                           ----------------------------------  ----------
                                         Protected                   CSX          CSX
                                          Income                    Common       Common
                                           Fund      Equity Fund  Stock Fund   Stock Fund    Total
                                        ----------   -----------  -----------  ----------- ---------

ASSETS
Investments:
  CSX Corporation common stock            $  -       $  -          $827        $2,790      $3,617
  American Express Trust Income Fund       818          -             -             -         818
  Fidelity Equity Income Fund                -        556             -             -         556
  Cash and Cash Equivalents                  -          -             1             -           1
Contributions receivable:
  Participants                              20         10            25             -          55
  Employer                                   -          -             -            41          41
                                          ----       ----          ----        ------      ------
TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                  $838       $566          $853        $2,831      $5,088
                                          ====       ====          ====        ======      ======






See Notes to Financial Statements.














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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                          DECEMBER 31, 1996
                                    -------------------------------------------------------------
                                                          FUND INFORMATION
                                    -------------------------------------------------------------
                                                                                     Non-
                                                                                  Participant
                                                    Participant Directed           Directed
                                           -------------------------------------  -----------
                                            Protected                   CSX          CSX
                                             Income                    Common       Common
                                              Fund      Equity Fund  Stock Fund   Stock Fund    Total
                                           ----------   -----------  -----------  -----------  -------

ASSETS
Investments:
  CSX Corporation common stock             $  -         $ --         $580         $2,053       $2,633
  American Express Trust Income Fund        832           --           --             --          832
  Fidelity Equity Income Fund                --          382           --             --          382
Contributions receivable:
  Participants                               22            9           24             --           55
  Employer                                   --           --           --             42           42
                                           ----         ----         ----         ------       ------
TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                   $854         $391         $604         $2,095       $3,944
                                           ====         ====         ====         ======       ======






See Notes to Financial Statements.


























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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                    YEAR ENDED DECEMBER 31, 1997
                                    -------------------------------------------------------------
                                                          FUND INFORMATION
                                   --------------------------------------------------------------
                                                                                   Non-
                                                                                Participant
                                                   Participant Directed          Directed
                                          ------------------------------------- -----------
                                           Protected                   CSX         CSX
                                            Income                    Common      Common
                                             Fund      Equity Fund  Stock Fund  Stock Fund      Total
                                          ----------   -----------  ----------- -----------     -----

ADDITIONS:
  Investment Income:
    Dividends                             $  -         $  9         $ 15        $   53          $   77
    Interest                                52            1            1             3              57
  Net Realized and Unrealized Appreciation
    (Depreciation) in Fair Value of
    Investments                              -          113          161           577             851
  Contributions:
    Participants                           245          109          272            32             658
    Employer                                 -            -            -           425             425
                                        ------      -------      -------       -------         -------
                                           297          232          449         1,090           2,068

DEDUCTIONS:
  Distributions to Participants            301           79          187           354             921
  Fees and Expenses                          3            -            -             -               3
                                        ------       ------      -------       -------         -------
                                           304           79          187           354             924

INTERFUND TRANSFERS                         (9)          22          (13)            -               -
                                        ------       ------      -------       -------         -------


NET INCREASE (DECREASE) IN NET ASSETS      (16)         175          249           736           1,144

Net Assets Available for Benefits
  at Beginning of Year                     854          391          604         2,095           3,944
                                       -------      -------      -------       -------          ------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                             $838         $566         $853        $2,831          $5,088
                                       =======      =======      =======       =======          ======






See Notes to Financial Statements.















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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             (Thousands of Dollars)
                                                    YEAR ENDED DECEMBER 31, 1996
                                       -------------------------------------------------------------
                                                              FUND INFORMATION
                                       -------------------------------------------------------------
                                                                                  Non-
                                                                               Participant
                                                   Participant Directed         Directed
                                          ------------------------------------- -----------
                                           Protected                  CSX          CSX
                                            Income                   Common       Common
                                             Fund     Equity Fund  Stock Fund   Stock Fund     Total
                                          ----------  ------------ -----------  -----------    -----

ADDITIONS:
  Investment Income:
    Dividends                             $ --         $ 24         $ 13        $   48          $   85
    Interest                                52           --            1             2              55
  Net Realized and Unrealized Appreciation
    (Depreciation) in Fair Value of
    Investments                             --           43          (45)         (172)           (174)
  Contributions:
    Participants                           259          101          233            --             593
    Employer                                --           --           --           422             422
                                          ----         ----         ----        ------          ------
                                           311          168          202           300             981

DEDUCTIONS:
  Distributions to Participants            313          102          237           326             978
  Fees and Expenses                          1           --           --            --               1
                                          ----         ----         ----        ------          ------
                                           314          102          237           326             979

INTERFUND TRANSFERS                        (25)          (5)          30            --              --
                                          ----         ----         ----        ------          ------


NET INCREASE (DECREASE) IN NET ASSETS      (28)          61           (5)          (26)              2

Net Assets Available for Benefits
  at Beginning of Year                     882          330          609         2,121           3,942
                                          ----         ----         ----        ------          ------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                             $854         $391         $604        $2,095          $3,944
                                          ====         ====         ====        ======          ======






See Notes to Financial Statements.















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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997
                             (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the American Commercial Vessel and Terminal Employees' Savings Plan (the "Plan") are maintained on the accrual basis. All securities transactions of the Plan are traded in an active market and are recorded as of the trade date.

Investments in CSX Corporation common stock, collective investment funds, and mutual funds are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to or deductions from net assets. Actual results could differ from those estimates.

NOTE 2.  DESCRIPTION OF THE PLAN

The participating employers of the Plan include American Commercial Barge Line Company, American Commercial Marine Service Company, Hines American Line, Inc. and American Valley Line Terminals, Inc., subsidiaries of American Commercial Lines, Inc. ("ACL"), which is a wholly-owned subsidiary of CSX Corporation ("CSX").

A complete description of Plan provisions including those relating to vesting, withdrawals, and distributions are contained in the Summary Plan Description and the Plan Document. Copies of these documents are available in the American Commercial Barge Line Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to qualify as a "cash or deferred" arrangement under Section
401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is limited to certain hourly-paid employees of ACL and affiliated companies (the "Company" or the "Employer").

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Protected Income Fund, consisting primarily of money market funds, bank investment contracts, and guaranteed interest contracts held in the American Express Trust Income Fund;
(2) the Equity Fund, which consists primarily of investments in the Fidelity Equity Income Fund; and (3) the CSX Common Stock Fund, consisting primarily of investments in CSX common stock. Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate


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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Employer contributions are made in the form of cash deposits to the CSX Common Stock Fund. These contributions are presented as "Non-Participant Directed" in the financial statements.

Participant Contributions: Participants in the Plan are allowed to contribute designated amounts (not to exceed $6.00 per day). All participant contributions are made on an after tax basis within the limits imposed by the IRC and may be invested in increments of 10% in any of the three investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer Contributions: The Employer contributes to the Plan an amount equal to 75% of each participating employee's contributions.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Employer matching contributions after one of the following occurs: 1) completion of 60 consecutive months of employment, 2) death or retirement, 3) total disability, or 4) termination of the Plan. If a participant withdraws from the Plan without being fully vested, the Employer's matching contributions and earnings thereon vest based on years of service as of the date of termination in accordance with the following schedule:


               Years of Service              Vested Percentage
               ----------------              -----------------
               Less than 2 years                     0%
               2 years but less than 3              25%
               3 years but less than 4              50%
               4 years but less than 5              75%
               5 years or more                     100%

Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are forfeited upon participant termination of employment for reasons other than retirement, death or total disability; however, if an employee reactivates participation in the plan within a specified time period, the Employer contributions and income earned thereon are reinstated. These contingent reinstatement amounts were not significant at December 31, 1997 or 1996. Forfeitures in the amounts of $18 and $20 were used to offset Employer's contributions for the years ended December 31, 1997 and 1996, respectively.


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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

2.  DESCRIPTION OF THE PLAN, Continued

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Protected Income Fund: Substantially all of the assets held in this fund are invested in the American Express Trust Income Fund, a collective fund which invests primarily in money market funds, bank investment contracts, and guaranteed interest contracts.

Equity Fund: Substantially all of the assets held in this fund are invested in the Fidelity Equity Income Fund, a mutual fund managed by Fidelity Management and Research Company.

CSX Stock Fund: Substantially all of the assets held in this fund are invested in CSX common stock.

For both 1997 and 1996, each of the above named investments represent 5% or more of the Plan's net assets.

NOTE 4.  INCOME TAX STATUS

The Internal Revenue Service ruled November 16, 1994, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5.  RELATED PARTY TRANSACTIONS

Fees for administration, investment advice and other services are principally paid by the Employer. The Plan is not charged for administrative services


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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 5.  RELATED PARTY TRANSACTIONS, Continued

performed on its behalf by the Employer. The Employer paid $5 and $22, respectively, to the Trustee and to the Plan Administrator during 1997, and $4 and $23, respectively, to the Trustee and to the Plan Administrator during 1996, for administrative expenses of the Plan.

During the years ended December 31, 1997 and 1996, the Plan received $68 and $61, respectively, representing cash dividends from CSX common stock.

The trustee, Bank One, Kentucky, routinely invested Plan assets in the Churchill Cash Reserve Trust, held by Bank One. For the year ended December 31, 1997, transactions involving this account included 162 purchases with a total cost of $1,492 and 37 sales with a fair value and cost of $1,408. During the year ended December 31, 1996, transactions involving this account included 178 purchases with a total cost of $2,178 and 45 sales with a fair value and cost of $2,224.

NOTE 6.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for amounts allocated to the accounts of participants who have withdrawn from the Plan. This requirement conflicts with generally accepted accounting principles and the presentation of such amounts in the financial statements where they remain net assets available for benefits until paid.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      December 31,
                                                  1997           1996
                                                  -------------------
        Net assets available
          for benefits per
          the financial statements                 $5,088       $3,944

        Amounts allocated to
          withdrawn participants                     (207)        (171)
                                                   ------       ------
        Net assets available
          for benefits, per
          the Form 5500                            $4,881       $3,773
                                                   ======       ======






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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued
                             (Thousands of Dollars)

NOTE 6.  COMPARISON TO FORM 5500, Continued

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                            Year Ended
                                                         December 31, 1997
                                                         -----------------
        Distributions to Participants
          per the financial statements                           $921

        Add:  Amounts allocated to
          withdrawn participants at
          December 31, 1997                                       207

        Less:  Amounts allocated to
          withdrawn participants at
          December 31, 1996                                      (171)
                                                                 ----

        Distributions to Participants
          per the Form 5500                                   $   957
                                                                 ====

NOTE 7.  SUBSEQUENT EVENT

On April 20, 1998, CSX announced that it agreed to convey ACL to a venture formed with Vectura Group, Inc. (Vectura). CSX will maintain a 34% common interest in the venture. As part of the transaction, National Marine, Inc., a wholly-owned subsidiary of Vectura, will be combined with ACL to create a single company with approximately $1 billion in assets. The transaction is subject to customary conditions, including the arrangement of financing. Closing of this transaction will not impact the terms or conditions of the Plan, other than a change required by law to prohibit participants from making new investments in the CSX Common Stock fund.

NOTE 8.  YEAR 2000 ISSUE (Unaudited)

ACL has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. ACL currently expects the project to be substantially complete by mid-1999 and does not expect this project to have a significant effect on plan operations.





                                     - 12 -


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












                             SUPPLEMENTAL SCHEDULES























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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                             (Thousands of Dollars)


                                                                  SCHEDULE 27a



                                           Description
                                               of                     Current
               Issuer                      Investment        Cost      Value
-------------------------------         ------------------  ------    -------
* CSX Corporation Common Stock          66,979 Shares       $2,304    $3,617
  American Express Trust
    Income Fund                         18,093 Shares          746       818
  Fidelity Equity Income Fund           10,601 Shares          385       556
                                                            ------    ------
                                                            $3,435    $4,991
                                                            ======    ======


















*  Parties-In-Interest






                                     - 14 -

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

                           AMERICAN COMMERCIAL VESSEL
                      AND TERMINAL EMPLOYEES' SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997
                             (Thousands of Dollars)


                                                                  SCHEDULE 27d




                          Purchases                       Sales
                        -------------     ------------------------------------
                                                     Value of      Cost    Net
                                                  Assets Sold on    of    Gain
Description of Asset    Number  Cost      Number Transaction Date  Asset (Loss)
-------------------     ------  ----      ------ ----------------  -----  -----

Category (iii) - series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Churchill Cash Reserve
  Trust                 162     $1,492     37      $1,408          $1,408    -
CSX Corporation
  Common Stock            8        327      4          80              61   19
American Express Trust
  Income Fund             5        102      9         168             175   (7)



There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1997.

























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




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         AMERICAN COMMERCIAL VESSEL AND TERMINAL
                                         EMPLOYEES' SAVINGS PLAN

                                  By:    /s/ JAMES L. ROSS
                                         ------------------
                                         James L. Ross
                                         (Attorney-in-Fact)



Date:  June 26, 1998

































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